UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 8 July 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X          Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes             No X

Issued by Harmony Gold
Mining Company Limited
8 July 2010
For more details contact:
Esha Brijmohan
Investor Relations Officer
on +27 (0)82 759 1775
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Harmony sells Mount Magnet Gold in Australia
Johannesburg. Thursday, 8 July 2010.
Harmony Gold Mining Company Limited
(Harmony) announces that it has executed a Share Sale Agreement with the
Australian–based gold miner Ramelius Resources Limited (Ramelius) for the sale of the Mount Magnet Gold Project (Mount Magnet) for A$40 million cash.
The Mount Magnet project, located in Western Australia, was placed on care and maintenance in 2008. The package includes an extensive advanced exploration portfolio and the Checker CIL processing plant.
Harmony’s Chief Executive Graham Briggs says, “The sale of Mount Magnet is a continuation of our asset optimisation strategy. We consider this operation as non–
core to this strategy and this divestment allows us to focus on growing, developing and operating our portfolio of quality assets in Papua New Guinea.”
ends.
For more information on Ramelius Resources Limited, visit the company’s website
www.rameliusresources.com.au

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: July 8, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director